Filed Pursuant to Rule 433

Registration Statement No. 333-184690

Issuer Free Writing Prospectus Dated November 30, 2012

Relating to Preliminary Prospectus Dated November 30, 2012

Management Presentation November 2012 YOUR SUCCESS COMES FIRST

When used in this presentation, and in any other oral statements made with the approval of an authorized executive officer, the words or phrases “may,” “could,” “should,” “hope,” “might,” “believe,” “expect,” “plan,” “assume,” “intend,” “estimate,” “anticipate,” “project,” “likely,” or similar expressions are intended to identify “forward-looking statements” within the meaning of such term in the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including, without limitation, changes in economic conditions in the market area of FBIZ, changes in policies by regulatory agencies, fluctuation in interest rates, demand for loans in the market area of FBIZ, borrowers defaulting in the repayment of loans and competition. These risks could cause actual results to differ materially from what FBIZ has anticipated or projected. These risk factors and uncertainties should be carefully considered by potential investors. See the “RISK FACTORS” section of our preliminary prospectus contained in our Form S-1 as filed November 30, 2012 and Part II, Item 1A “RISK FACTORS” in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2012, as well as elsewhere in our periodic and current reports filed with the Securities and Exchange Commission, for discussion relating to risk factors impacting FBIZ. Investors should not place undue reliance on any such forward-looking statement, which speaks only as of the date on which it was made. The factors described within the filings could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, FBIZ cautions that, while its management believes such assumptions or bases are reasonable and are made in good faith, assumed facts or bases can vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, an expectation or belief is expressed as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will be achieved or accomplished. FBIZ does not intend to, and specifically disclaims any obligation to, update any forward-looking statements. Free Writing Prospectus Statement The Company has filed a registration statement (including a prospectus) with the SEC for the offering. Before you invest, you should read the prospectus contained in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated toll free at (855) 300-7136. Forward Looking Statement

Offering Overview Issuer First Business Financial Services, Inc. (“First Business” or “FBIZ”) NASDAQ: FBIZ Offering Size Approximately $25 million, with 15% overallotment option Recent Price $23.84 per share (as of 11/28/12) Security Offered Common Stock Expected Pricing Date December 5, 2012 Use of Proceeds To support organic and opportunistic growth opportunities within FBIZ’s targeted geographic region; immediate use to pay down subordinated debt Sole Bookrunner Stifel Nicolaus Weisel Co-Managers Raymond James & FIG Partners, LLC

Investment Highlights Local market opportunities available for locally based institutions with strong balance sheets Profitable through recent recession with strong underlying fundamental trends Manageable legacy asset quality situation with low historical charge-off levels Improving core funding base Experienced management team trained at larger institutions

FBIZ Company Overview YOUR SUCCESS COMES FIRST

Senior Executive Team President & Chief Executive Officer of First Business Financial Services, Inc. 28 years of commercial banking experience specializing in commercial lending & cash management 19 years with First Business Prior to joining First Business, Mr. Chambas held various senior lending positions with M&I Bank Corey Chambas Jim Ropella Chief Financial Officer, First Business Financial Services, Inc. Over 30 years of experience in finance and accounting primarily in the banking industry 12 years with First Business Prior to joining First Business, Mr. Ropella was Treasurer of a consumer products company, which followed an 18 year career with Firstar Corporation, now known as US Bancorp Source: SEC filings and FBIZ management. Deep team with large-institution operating experience Michael Losenegger (Chief Credit Officer) – M&I Bank Mark Meloy (President & CEO FBB-Madison) – US Bank Barbara Conley (General Counsel) – Associated Bank Dave Vetta (President & CEO FBB-Milwaukee) – JP Morgan Chuck Batson (President & CEO FBCC) – Wells Fargo Joan Burke (President First Business Trust & Investments) – Johnson Trust Co. Randy Shumate (President FBEF) – ITT Capital & Transamerica

Corporate Profile Headquarters: Madison, WI Total assets at September 30, 2012: $1.2 Billion Experienced leadership Entrepreneurial management style Insider ownership of 16.0%(1) Business-focused model Client relationship focus with high touch service 100% organic growth Protects culture Protects credit standards Unit/De novo growth The mission of First Business Financial Services, Inc. is to build long-term shareholder value as an entrepreneurial financial services provider to businesses, executives, and high net worth individuals. 1. Data as of September 30, 2012. Assumes exercise of all outstanding options currently exercisable or exercisable within 60 days.

1990 1991 – 1994 1995 1996 – 1997 1998 1999 2000 2001 2002 – 2005 2006 2007 – 2011 2012 Jun 2000 First Business Bank - Milwaukee History of First Business Mar 1990 First Business Bank - Madison May 1995 First Business Capital Corp. Oct 1998 First Business Equipment Finance Dec 2001 First Business Trust & Investments Sep 2006 First Business Bank – Northeast1 Source: FBIZ Management. 1. Represents Appleton, Oshkosh and Green Bay, Wisconsin. Nov 2012 First Business Factors

Footprint Banking Office Asset-Based Lending Business Development Office Equipment Finance Business Development Office Source: FBIZ Management. 1. Represents Appleton, Oshkosh and Green Bay, Wisconsin.

Corporate Strategy Efficiency Ratio vs. WI Peers Source: SEC filings and FDIC.gov. Data is for all WI-based FDIC-insured institutions. YTD data for WI institutions as of 6/30/12. “Efficiency Ratio” is a non-GAAP measure. See Appendix for non-GAAP reconciliation schedules.

Recent Expansion Opportunities Kansas City office for First Business Equipment Finance Joined in April 2012 Originated $16 million in loans and leases to date First Business Factors Established in November 2012 3 individuals with 50 combined years of experience Complementary business line to asset based lending Hired 7 additional business development officers

Strategic Objectives YOUR SUCCESS COMES FIRST

Continue organic revenue growth Achieve additional improvement in core earnings Continue to improve our core funding mix by capturing local deposits from commercial clients & their owners Continue asset quality improvement Maintain strong profitability/ROA Invest in talent for future growth and profitability Strategic Objectives

Top Line Revenue Growth1 Compound Annual Revenue Growth Rate From 12/31/08 – 12/31/11 = 10.7% $4.2M 12.2% $3.8M 13.7% $3.1M 10.0% $3.8M 9.9% Source: SEC Filings and FBIZ Management. Top line revenue growth calculated as net interest income + total noninterest income (including realized gains on securities). Dollar values above bars represent annual increase in top-line revenue. Percentages represent year over year change.

Core Earnings Growth1 Compound Annual Growth Rate From 12/31/08 – 12/31/11 = 16.3% $2.9M 27.8% $2.6M 32.1% -$0.2M -1.6% $3.3M 25.1% Source: SEC Filings and FBIZ Management. “Core Earnings” is a non-GAAP measure. See Appendix for non-GAAP reconciliation schedules. Dollar values above bars represent annual increase in core earnings. Percentages represent year over year change. 1.

Deposit Composition Source: SEC filings. Deposit mix represents period end data. “Cost of Total Deposits” is a non-GAAP measure. See Appendix for non-GAAP reconciliation schedules. Local Deposits - Compound Annual Growth Rate From 12/31/08 - 09/30/12 = 18.0% Brokered Deposits Money Market NIB Transaction Accounts Local CDs Int. Bearing Transaction Accounts Cost of Total Deposits

Continue to leverage commercial relationships to attract local deposits Maintain brokered deposits within Board-monitored limits Match-funding fixed rate term loans with brokered deposits locks in interest rate spread Long-term brokered funding more reasonably priced than some in-market CD rates Very limited depositor put rights Source: SEC filings. Represents period end data. Funding Strategy Non-Brokered Deposits Brokered Deposits

Continue to make significant improvement in NPA levels Allowance for loan and lease losses provided coverage for 114.5% of nonaccrual loans and leases at 9/30/12 As of 9/30/12, $9.6 million (75%) of nonaccrual loans and leases were impaired but current with respect to principal & interest Subsequent to 9/30/12 a $1.3 million nonaccrual loan paid off with no additional charge-off Source: SEC filings and FBIZ management. Represents period end data. “Texas Ratio” is a non-GAAP measure. See Appendix for non-GAAP reconciliation schedules. 1. NPAs defined as nonaccrual loans plus loans 90+ days past due and still accruing plus other real estate owned. Asset Quality Trends 2.64% 3.63% 2.04% 1.96% 1.50% 1.26% NPAS/Assets(1) ($25.1M) 63% from ‘10Q4

Cumulative Through the Cycle Net Charge-Offs as a Percentage 12/31/07 Loans and Leases Source: SNL Financial and SEC Filings. “Cumulative Net Charge-off Percentage” is a non-GAAP measure. See Appendix for non-GAAP reconciliation schedules. All BHCs group comprised of all BHCs reporting consolidated regulatory financial data as of 9/30/12. All BHC and WI BHC data includes currently operating institutions and excludes institutions not reporting total loans as of 12/31/07. * YTD 2012 data is annualized as of 9/30/12.

Operating Return on Average Assets1 Source: SEC filings and FBIZ Management. “Operating ROAA” is a non-GAAP measure. See Appendix for non-GAAP reconciliation schedules. 1. Operating ROAA excludes the impact of the goodwill impairment and gains on sales of securities. Realized gains tax-effected at 39.214%. 2. Diagonal lines represent the incremental ROAA resulting from an effective tax rate during the period of 26.7% versus a normalized rate of 35% on pre-tax income. 0.33% 0.75% 0.08% 0.32% 0.72% 0.72% 0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 2008 2009 2010 2011 (2) YTD 9/30 2011 (2) YTD 9/30 2012

Efficiency Ratio & FTEs Source: SEC Filings and FBIZ Management. “Efficiency Ratio” is a non-GAAP measure. See Appendix for non-GAAP reconciliation schedules.

Financial Performance Highlights

Source: SEC filings and FBIZ Management. “Operating ROAA” and “Operating ROAE” are non-GAAP measures. See Appendix for non-GAAP reconciliation schedules. 1. Operating ROAA and ROAE exclude the impact of the goodwill impairment and gains on sales of securities. Realized gains tax-effected at 39.214%. 2. Comparison data is at or for the nine month period ended September 30, 2011. 3. Includes one-time tax benefit during the second quarter of 2011. Recent Financial Highlights Year over year financial highlights include2: Diluted EPS of $2.43 vs. $2.32 Top line revenue increased 8.7% to $34.5 million Net interest margin increased 7 basis points to 3.38% Trust revenue up 13.6% to $2.2 million. AUM & A grew 28% to $746.1 million In-market deposits grew 26%, or $140.2 million ($ in 000s, except per share data) At or for the Year Ended, 12/31/2010 12/31/2011 At or for the 9 Mos. Ended, 9/30/11 9/30/12 Pre-Tax Earnings $3,290 $11,874 $8,241 $9,839 Diluted EPS $0.37 $3.23 3 $2.32 3 $2.43 Operating ROAA 0.33% 0.75% 3 0.72% 3 0.72% Operating ROAE 6.46% 14.03% 3 13.67% 3 12.57% Net Interest Margin 3.04% 3.29% 3.31% 3.38%

Loan and Lease Composition Source: SEC filings. Sept 30, % of ($000) 2012 Total Commercial and Industrial 255,202 $ 29.0% Commercial RE - OO 153,534 17.5% Commercial RE - Non-OO 295,852 33.7% Construction & Development 50,158 5.7% Multifamily 57,565 6.6% 1-4 Family Residential RE 33,602 3.8% Leases 16,462 1.9% All Other Loans 16,459 1.9% Total Loans and Leases 878,834 100.0% Deferred Loan Fees 642 Total Gross Loans and Leases 878,192 $

Tangible Book Value per Share $21.29 $24.46 $20.34 $19.74 $26.56 Source: SEC filings and FBIZ management. Represents period end data. “Tangible Book Value per Share” is a non-GAAP measure. See Appendix for non-GAAP reconciliation schedules. Compound Annual Revenue Growth Rate From 12/31/08 – 9/30/12 = 8.2% $14.00 $16.00 $18.00 $20.00 $22.00 $24.00 $26.00 $28.00 2008 2009 2010 2011 09/30/12

Strengthens capital ratios and improves the composition of capital (PF debt/equity of 27.9%) Reduces Hold Co. leverage and cash requirements Creates strategic flexibility Positioned for continued investment in organic growth Selective evaluation of acquisitions, especially niche lending Source: SEC filings. Assumes $23.2 million of net proceeds and net proceeds utilized to reduce holding company subordinated debt in a like amount. 1. Holding company debt represents long-term debt and includes junior subordinated debt and subordinated debt outstanding. Strategic Capital Raise Current (9/30/12) Pro Forma (9/30/12) Common Equity / Assets Ratio 5.92% 7.86% Tier 1 Leverage Ratio 6.58% 8.54% Tier 1 Capital Ratio 8.12% 10.54% Holding Company Debt / Common Equity(1) 69.90% 27.91%

Investment Considerations

Investment Highlights Local market opportunities available for locally based institutions with strong balance sheets Profitable through recent recession with strong underlying fundamental trends Manageable legacy asset quality situation with low historical charge-off levels Improving core funding base Experienced management team trained at larger institutions

Appendix Supplemental Data & non-GAAP Reconciliations

Financial Highlights

(dollars in thousands)	At or For the Years Ended					At or for the 9 Months Ended	
	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	9/30/2011	9/30/2012
Income Statement							
Net Interest Income	$ 23,208	$ 26,258	$ 28,034	$ 31,951	$ 35,461	$ 26,557	$ 28,450
Provision for Loan and Lease Losses	2,904	4,299	8,225	7,044	4,250	3,313	3,399
Non-Interest Income	4,383	5,105	6,128	6,743	7,060	5,145	6,003
Gain on Sale of Securities	-	-	322	-	-	-	-
Goodwill Impairment	-	-	-	2,689	-	-	-
Non-Interest Expense	19,624	21,884	24,501	25,671	26,397	20,148	21,215
Income before Taxes	5,063	5,180	1,758	3,290	11,874	8,241	9,839
Income Tax Expense	1,807	2,056	717	2,349	3,449	2,201	3,442
Net Income	$ 3,256	$ 3,124	$ 1,041	$ 941	$ 8,425	$ 6,040	$ 6,397
Summary Balance Sheet Data							
Total Assets	$ 918,438	$ 1,010,786	$ 1,117,436	$ 1,107,057	$ 1,177,165	$ 1,135,599	$ 1,192,135
AFS Securities	97,378	109,124	122,286	153,379	170,386	168,307	202,805
Gross Loans and Leases	781,487	852,392	853,931	877,206	850,842	860,804	878,192
Total Deposits	$ 776,060	$ 838,874	$ 984,374	$ 988,298	$ 1,051,312	$ 1,013,128	$ 1,061,258
Junior Subordinated Debt	-	10,315	10,315	10,315	10,315	10,315	10,315
Subordinated Debt	31,000	39,000	39,000	39,000	39,000	39,000	39,000
Total Stockholders' Equity	48,552	53,006	54,393	55,335	64,214	61,750	70,549
Key Metrics							
Operating ROAA[1]	0.39%	0.32%	0.08%	0.33%	0.75%	0.72%	0.72%
Operating ROAE[1]	6.86%	6.11%	1.55%	6.46%	14.03%	13.67%	12.57%
Efficiency Ratio	71.0%	66.4%	68.2%	65.8%	61.0%	63.0%	60.9%
Net Interest Margin	2.87%	2.81%	2.77%	3.04%	3.29%	3.31%	3.38%

Source: SEC filings and FBIZ Management. "Operating ROAA", "Operating ROAE" and "Efficiency Ratio" are non-GAAP measures. See non-GAAP reconciliation schedules.

1. Operating ROAA and ROAE exclude the impact of the goodwill impairment and gains on sales of securities. Realized gains tax-effected at 39.214%.

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Operating Returns

Operating ROAA and Operating ROAE

- ''Operating return on average assets,'' or ''Operating ROAA,'' is defined as our operating net income—which consists of net income less realized gains on securities and goodwill impairment—divided by average assets.
- ''Operating return on average equity,'' or ''Operating ROAE,'' is defined as our operating net income—which consists of net income less realized gains on securities and goodwill impairment—divided by average equity.
- In our judgment, the comparison of operating returns allows our management team, investors and analysts to better assess the performance of our core business by removing the volatility that is associated with discrete items that are unrelated to our core business and facilitates a more streamlined comparison of our performance to our benchmark peers.

(dollars in thousands)	For the Years Ended				9 Months Ended [1]	
	2008	2009	2010	2011	9/30/2011	9/30/2012
Net Income	$ 3,124	$ 1,041	$ 941	$ 8,425	$ 6,040	$ 6,397
Realized Gain on Securities	-	(196)	-	-	-	-
Goodwill Impairment	-	-	2,689	-	-	-
Operating Net Income	$ 3,124	$ 845	$ 3,630	$ 8,425	$ 6,040	$ 6,397
Average Assets	$ 969,360	$ 1,053,316	$ 1,099,429	$ 1,129,051	$ 1,119,335	$ 1,177,989
Operating Return on Average Assets	0.32%	0.08%	0.33%	0.75%	0.72%	0.72%
Average Equity	$ 51,104	$ 54,688	$ 56,217	$ 60,061	$ 58,908	$ 67,874
Operating Return on Average Equity	6.11%	1.55%	6.46%	14.03%	13.67%	12.57%

1. Operating ROAA and ROAE are annualized.

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Core Earnings (Pre-tax) Core Earnings “Core earnings” is defined as pre-tax income plus provision for loan and leases losses, other identifiable costs of credit and other discrete items that are unrelated to core business activities. In our judgment, the presentation of core earnings allows our management team, investors and analysts to better assess the growth of our core business by removing the volatility that is associated with costs of credit and other discrete items that are unrelated to our core business and facilitates a more streamlined comparison of core growth to our benchmark peers. (dollars in thousands) 9 Months Ended 2008 2009 2010 2011 9/30/2011 9/30/2012 Earnings before tax 5,180 $ 1,758 $ 3,290 $ 11,874 $ 8,241 $ 9,839 $ Provision for Loan and Lease Losses 4,299 8,225 7,044 4,250 3,313 3,399 Loss on Foreclosed Properties 1,043 691 206 420 158 228 Realized Gain on Securities - (322) - - - - Goodwill Impairment - - 2,689 - - - Core Earnings 10,522 $ 10,352 $ 13,229 $ 16,544 $ 11,712 $ 13,466 $ For the Years Ended

Efficiency Ratio

Efficiency Ratio

- "Efficiency ratio" is defined as non-interest expense less loss on foreclosed properties, FDIC special assessments, goodwill impairment and amortization of other intangible assets divided by our operating revenue, which is equal to net interest income plus non-interest income less realized gains on securities. In our judgment, the adjustments made to non-interest expense and operating revenue allow investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing the volatility that is associated with certain one-time items and other discrete items that are unrelated to our core business.

(dollars in thousands)	For the Years Ended				9 Months Ended	
	2008	2009	2010	2011	9/30/2011	9/30/2012
Non-Interest Expense	$ 21,884	$ 24,501	$ 28,360	$ 26,397	$ 20,148	$ 21,215
Loss on Foreclosed Properties	(1,043)	(691)	(206)	(420)	(158)	(228)
FDIC special assessment	-	(481)	-	-	-	-
Goodwill Impairment	-	-	(2,689)	-	-	-
Amortization of Other Intangible Assets	(25)	(22)	(19)	(32)	(13)	-
Adjusted Non-Interest Expense (Numerator)	$ 20,816	$ 23,307	$ 25,446	$ 25,945	$ 19,977	$ 20,987
Net Interest Income	$ 26,258	$ 28,034	$ 31,951	$ 35,461	$ 26,557	$ 28,450
Non-Interest income	5,105	6,450	6,743	7,060	5,145	6,003
Realized Gain on Securities	-	(322)	-	-	-	-
Adjusted Operating Revenue (Denominator)	$ 31,363	$ 34,162	$ 38,694	$ 42,521	$ 31,702	$ 34,453
Efficiency Ratio	66.4%	68.2%	65.8%	61.0%	63.0%	60.9%

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Tangible Book Value Per Share Tangible Book Value Per Share ‘‘Tangible book value per share’’ is defined as tangible common stockholders’ equity divided by total common shares outstanding. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing our tangible book value. (dollars in thousands, except share data) 2008 2009 2010 2011 9/30/2011 9/30/2012 Stockholders' Equity 53,006 $ 54,393 $ 55,335 $ 64,214 $ 61,750 $ 70,549 $ Intangible Assets (2,762) (2,740) (32) - (19) - Numerator 50,244 $ 51,653 $ 55,303 $ 64,214 $ 61,731 $ 70,549 $ Shares Outstanding 2,545,546 2,539,306 2,597,820 2,625,569 2,628,634 2,656,102 Tangible Book Value per Share 19.74 $ 20.34 $ 21.29 $ 24.46 $ 23.48 $ 26.56 $ For the Years Ended As of

Deposit Cost Average non-interest-bearing deposits for 2008 is equal to the average of the period end balances for each of the four calendar quarters in 2008. Cost of Total Deposits is annualized. Cost of Total Deposits ‘‘Cost of Total Deposits’’ is defined as total interest expense on deposits divided by average total deposits. We believe that this measure is important to many investors in the marketplace who are interested in the trends in our deposit funding costs. (dollars in thousands) 9 Months Ended (2) 2008 2009 2010 2011 9/30/2011 9/30/2012 Interest Expense on Total Interest-bearing Deposits 29,431 $ 24,398 $ 20,747 $ 17,115 $ 13,107 $ 10,178 $ Average Interest-bearing Deposits 777,280 $ 864,304 $ 898,890 $ 892,958 $ 888,620 $ 913,051 $ Average Non-interest-bearing Deposits (1) 51,390 51,665 68,430 112,899 108,293 131,761 Denominator 828,670 $ 915,969 $ 967,320 $ 1,005,857 $ 996,913 $ 1,044,812 $ Cost of Total Deposits 3.55% 2.66% 2.14% 1.70% 1.75% 1.30% For the Years Ended

Texas Ratio Texas Ratio ‘‘Texas Ratio’’ is defined as nonperforming assets divided by the sum of the allowance for loan and lease losses and tangible total equity. We believe that this ratio is important to many investors in the marketplace who are interested in evaluating the level of a company’s nonperforming assets compared with the company’s to absorb potential losses on loans and leases with the company’s current capital base and allowance for loan and lease losses. (dollars in thousands) For the Years Ended For the Quarters Ended 12/31/2009 12/31/2010 12/30/2011 3/31/2012 6/30/2012 9/30/2012 Nonaccrual Loans and Leases 27,825 $ 38,406 $ 21,766 $ 20,199 $ 15,451 $ 12,846 $ 90+ Days Past Due - - - - - - Other Real Estate Owned 1,671 1,750 2,236 2,590 1,937 2,187 Nonperforming Assets 29,496 $ 40,156 $ 24,002 $ 22,789 $ 17,388 $ 15,033 $ Allowance for Loan and Lease Losses 14,124 16,271 14,155 14,451 14,818 14,706 Total Equity 54,393 $ 55,335 $ 64,214 $ 66,434 $ 67,766 $ 70,549 $ Intangible Assets (2,740) (32) - - - - Tangible Total Equity 51,653 $ 55,303 $ 64,214 $ 66,434 $ 67,766 $ 70,549 $ Texas Ratio 44.8% 56.1% 30.6% 28.2% 21.1% 17.6%

Cumulative Net Charge-off Percentage Cumulative Net Charge-Offs to 12/31/07 Loans and Leases ‘‘Cumulative Charge-off Percentage’’ is defined as aggregate net charge-offs from 1/1/2008 through 9/30/2012 divided by total loans and leases as of 12/31/2007. We believe that this measure is important to many investors in the marketplace who are interested in a measure of how our strong underwriting capabilities resulted in lower than peer charge-off level through the recent period of economic difficulties experienced by the banking industry. (dollars in thousands) For the Years Ended 9 Months Ended 2008 2009 2010 2011 9/30/2012 Charge-offs 2,396 $ 6,102 $ 5,210 $ 7,230 $ 3,242 $ Recoveries (89) (155) (313) (864) (394) Net Charge-offs 2,307 5,947 4,897 6,366 2,848 Numerator 2,307 $ 8,254 $ 13,151 $ 19,517 $ 22,365 $ 12/31/07 Total Loans and Leases 781,487 781,487 781,487 781,487 781,487 Cumulative Net Charge-off Percentage 0.30% 1.06% 1.68% 2.50% 2.86%

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